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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. ___)*

                          Insight Communications Company, Inc.
                             (Name of Issuer)

                            Class A Common Stock
                      (Title of Class of Securities)

                                 45768V108
                              (CUSIP Number)

                              July 26, 1999
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[X]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 45768V108               13G                          Page 2 of 5 Pages

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Loeb Investors Co. LIX
      13-3375436

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) / /

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)   SOLE VOTING POWER
      2,146,541

6)   SHARED VOTING POWER
      0

7)   SOLE DISPOSITIVE POWER
      2,146,541

8)   SHARED DISPOSITIVE POWER
      0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,146,541

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.4

12)   TYPE OF REPORTING PERSON*

      PN
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CUSIP No. 45768V108               13G                          Page 3 of 5 Pages

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Loeb Investors Co. XXXVI
      13-3268953

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) / /

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      1,729,914

6)   SHARED VOTING POWER
      0

7)   SOLE DISPOSITIVE POWER
      1,729,914

8)   SHARED DISPOSITIVE POWER
      0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,729,914

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      3.5

12)   TYPE OF REPORTING PERSON*

      PN
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CUSIP No. 45768V108               13G                          Page 4 of 5 Pages
Item 1. (a)    Name of Issuer:

               Insight Communications Company, Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               126 East 56th Street, New York, NY  10022

Item 2. (a)    Name of Person Filing:
               Loeb Investors Co. LIX
               Loeb Investors Co. XXXVI

Item 2  (b)    Address of Principal Business Office:

               61 Broadway, New York, NY 10006

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Class A Common Stock

Item 2  (e)    CUSIP Number:

               45768V108

Item 3         N/A

Item 4.        Ownership.

        (a)    Amount Beneficially Owned:

               Loeb Investors Co. LIX:    2,146,541
               Loeb Investors Co. XXXVI:  1,729,914

        (b)    Percent of Class:

               Loeb Investors Co. LIX:    4.4%
               Loeb Investors Co. XXXVI:  3.5%

The foregoing percentages are based on 23,486,540 shares reported by the Company outstanding as of November 15, 1999.
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CUSIP No. 45768V108             13G                            Page 5 of 5 Pages

         (c) Sole power to vote or direct the vote or to dispose or direct the disposition is held as indicated above in this item. Thomas L. Kempner is the managing partner of each partnership.

Item 5.        Ownership of Five Percent or Less of a Class.
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another.

               No partner of the reporting partnerships has an indirect interest in shares of Common Stock which exceed 5% of the shares outstanding at December 31, 1999.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.        Identification and Classification of Members of the Group.

               N/A

Item 9.        Notice of Dissolution of Group.

               N/A

Item 10.       Certifications.

               N/A. The securities were acquired prior to registration thereof under Section 12 of the Act.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

Loeb Investors Co. LIX


By: /s/ Thomas L. Kempner
  Managing Partner

Loeb Investors Co. XXXVI


By: /s/ Thomas L. Kempner
  Managing Partner